Guild Holdings Company

5887 Copley Drive

San Diego, California 92111

October 19, 2020

VIA EDGAR AND E-MAIL

Ms. Tonya K. Aldave

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Guild Holdings Company

Registration Statement on Form S-1

File No. 333-249225

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Guild Holdings Company (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-249225) be accelerated by the U.S. Securities and Exchange Commission to 2:00 PM Eastern Time on October 21, 2020, or as soon as possible thereafter.

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The Company hereby authorizes Mark A. Stagliano and Kayla M. DeLeon of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Stagliano at (212) 403-1060 or Ms. DeLeon at (212) 403-1149 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

Guild Holdings Company

By:	/s/ Lisa Klika
Name:	Lisa Klika
Title:	Senior Vice President, Chief Compliance Officer and Secretary

cc:	Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano

Kayla M. DeLeon

Guild Holdings Company

Mary Ann McGarry

Terry Schmidt